EXHIBIT 99.1

Statoil's share saving plan allocates shares

The shares purchased by DNB on behalf of Statoil ASA (OSE: STL, NYSE:STO) on 15 March 2018 for use in the group's Share Saving Plan have on 20 March 2018 been distributed to the employees in accordance with their savings amount.

Following this, the share saving plan has 8,472,021 shares.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.